13D filing

Issuer: Thermoview Industries Inc.

Class of Securities: Common

CUSIP#: 883671-50-5

Date of Event: 1-2-01

Name of Reporting Person: James Thomas Kelly

Tax ID #: ###-##-####

Source of Funds: Personal Funds

Citizenship: US

Sole Voting Power: 825,400

Aggregate beneficially owned: 825,400

Percent of Class represented: 10.68%

Type of Reporting Person: Individual